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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

10028589

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65857

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NORTHERN LIGHTS DISTRIBUTORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4005 South 148th STREET
(No. and Street)

OMAHA (City) NE (State) 68137 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

DANIEL APPLEGARTH 402-493-1731 x7043
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — *if individual, state last, first, middle name*)

1601 Dodge Street, Suite 3100 (Address) Omaha (City) NE (State) 68102 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

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OATH OR AFFIRMATION

I, **DANIEL APPLEGARTH**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **NORTHERN LIGHTS DISTRIBUTORS, LLC** (the "Company"), for the year ended December 31, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: **NONE.**

GENERAL NOTARY-State of Nebraska
K. A. SHULTZ
My Comm. Exp. November 29, 2013

Notary Public

M. Daniel Applegarth

Signature

FinOp/CFO

Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Consolidated Statements of Financial Condition.
- [X] (c) Consolidated Statements of Operations.
- [X] (d) Consolidated Statements of Cash Flows.
- [X] (e) Consolidated Statements of Shareholder's Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors (not applicable).
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report. (filed separately)
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
Fax: +1 402 342 1820
www.deloitte.com

Wells Fargo Center
1248 O Street, Ste. 716
Lincoln, NE 68508-1424
USA

Tel: +1 402 474 1776
Fax: +1 402 474 0365
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Members and Managers of
Northern Lights Distributors, LLC
Omaha, Nebraska

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Northern Lights Distributors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Northern Lights Distributors, LLC 's compliance with the applicable instructions of the Form SIPC-7T. Northern Lights Distributors, LLC management is responsible for Northern Lights Distributors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and copies of checks made payable to SIPC, noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the Financial and Operational Combined Uniform Single (FOCUS) reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting, no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte + Touche LLP

February 23, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065857 FINRA DEC
NORTHERN LIGHTS DISTRIBUTORS LLC 14*14
4005 S 148TH ST
OMAHA NE 68137-5561

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Daniel Applegarth 402-493-1731 x7043

2. A.	General Assessment [item 2e from page 2 (not less than $150 minimum)]	$ 719
B.	Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) ______ Date Paid	(795)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	(76)
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ (76)
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $______	
H.	Overpayment carried forward $(76)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Northern Lights Distributors, LLC
(Name of Corporation, Partnership or other organization)

M. Daniel Applegarth
(Authorized Signature)

Dated the 18 day of February, 20 10.

FINOP / Treasurer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,413,598
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	4,126,104
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	4,126,104
2d. SIPC Net Operating Revenues	$ 287,494
2e. General Assessment @ .0025	$ 719
	(to page 1 but not less than $150 minimum)

Northern Lights Distributors, LLC

(A Wholly Owned Subsidiary of
NorthStar Financial Services Group, LLC)

(SEC I.D. No. 8-65857)

Statement of Financial Condition
as of December 31, 2009, and
Independent Auditors' Report and
Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
Fax: +1 402 342 1820
www.deloitte.com

Wells Fargo Center
1248 O Street, Ste. 716
Lincoln, NE 68508-1424
USA

Tel: +1 402 474 1776
Fax: +1 402 474 0365
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Members and Managers
Northern Lights Distributors, LLC
Omaha, Nebraska

We have audited the accompanying statement of financial condition of Northern Lights Distributors, LLC (the "Company"), a wholly-owned subsidiary of NorthStar Financial Services Group, LLC, as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Northern Lights Distributors, LLC at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2010

NORTHERN LIGHTS DISTRIBUTORS, LLC
(A Wholly Owned Subsidiary of NorthStar Financial Services Group, LLC)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS

CASH AND CASH EQUIVALENTS	$254,593
RECEIVABLES FROM NONCUSTOMERS	549,535
RECEIVABLE FROM AFFILIATES	6,732
PROPERTY AND EQUIPMENT AT COST — Net of accumulated depreciation of $8,627	4,811
OTHER ASSETS	15,993
TOTAL	$831,664

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts payable and accrued liabilities	$ 29,262
Commissions payable	453,744
Due to affiliate	47,919
Total liabilities	530,925
MEMBER'S EQUITY	300,739
TOTAL	$831,664

See notes to statement of financial condition.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Northern Lights Distributors, LLC ("NLD" or the "Company") is a Nebraska limited liability company providing mutual fund distribution services to investment companies and mutual funds and annuity products to the general public. NLD's primary source of revenue is commission revenue on mutual funds and annuity contracts sold to individual investors. NLD is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is exempt (under paragraph (k)(2)(i)) from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

Basis of Accounting — NLD prepares its statements of financial condition on the accrual basis using accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial conditions. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents — Cash consists of amounts due from banks.

Receivables From Noncustomers — If receivables from noncustomers become past due greater than 90 days, they are fully reserved as bad debt and charged to operations. The bad debt reserve at December 31, 2009 is $939 and is included in receivables from noncustomers on the statement of financial condition.

Depreciation — Depreciation is provided on a straight-line basis using estimated useful lives of three years for computer software, five years for computer equipment, and seven years for furniture and fixtures.

Income Taxes — The Company, as a wholly owned subsidiary of NorthStar Financial Services Group, LLC ("NorthStar" or "Parent" or "Member"), is a disregarded entity for income tax purposes under the provisions of the Internal Revenue Code. Accordingly, income from the Company is reported and respective income taxes are paid by the members of the Parent and, as a result, no provision for federal income taxes is provided as it relates to the LLC taxable income.

Also, no provision has been made for any amounts which may be advanced or paid as draws to the members of the Parent to assist them in paying their income taxes on income of the Company.

2. NET CAPITAL REQUIREMENTS

NLD is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 in subsequent years. At December 31, 2009, the Company had net capital of $262,469, which was $227,074 in excess of its required net capital of $35,395. The Company's net capital to required net capital ratio was 7.42 to 1, and the Company's aggregate indebtedness to net capital was 2.02 to 1.

3. RELATED PARTIES

NorthStar provides management services for a number of subsidiaries. NorthStar allocates direct expenses to the subsidiaries, and then based on a formal agreement allocates any remaining expenses to each subsidiary based primarily on the number of employees of each.

In the ordinary course of business, NLD may advance funds for the payment of expenses or carry balances for services rendered to NorthStar and NorthStar's wholly owned subsidiaries, CLS Investments, LLC ("CLS"), Gemini Fund Services, LLC ("GFS"), Northern Lights Compliance Services, LLC ("NLC"), and Orion Advisor Services, LLC ("OAS"). At December 31, 2009, the amount receivable from CLS and NLC was $6,732, which is included in the receivable from affiliates on the statement of financial condition. The amount payable to OAS, GFS, and NorthStar was $47,919, which is included in the due to affiliates on the statement of financial condition.

During 2009, NLD paid commissions to a member of NorthStar. The total amount of commissions earned by this member during 2009 was $11,139, of which $46 was still owed at December 31, 2009, and is included in commissions payable on the statement of financial condition.

Transactions with related parties are not necessarily indicative of revenues and expenses which would have occurred had the parties not been related.

4. ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

On January 1, 2009, NLD adopted required new guidance on income taxes that defines the confidence level that a tax position must meet in order to be recognized in the financial statements. This guidance requires that the effects of a tax position be recognized only if it is "more-likely-than-not" to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no effects of the position are to be recognized. The effects of the tax position are measured as the amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The adoption of this new guidance within ASC 740-10, *Income Taxes*, did not have an impact on the Company's statement of financial condition.

5. SUBSEQUENT EVENTS

The subsequent events for NLD have been evaluated through February 23, 2010. It was determined that there were no subsequent events to recognize or disclose in the statement of financial condition presented herein.

February 23, 2010

To the Board of Members and Managers
Northern Lights Distributors, LLC
Omaha, Nebraska

In planning and performing our audit of the financial statements of Northern Lights Distributors, LLC (the "Company"), a wholly owned subsidiary of NorthStar Financial Services Group, LLC, as of and for the year ended December 31, 2009 (on which we issued our report dated February 23, 2010, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Members and Managers, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte + Touche LLP

Omaha, Nebraska